EXHIBIT 99.1

Fusion Fuel Green Receives Nasdaq Deficiency Notice Regarding Minimum Bid Price Requirement

Ordinary shares will continue to trade on the Nasdaq Global Market, and the Company’s listing on such exchange is not affected by the receipt of the Notice

DUBLIN, Ireland, Nov. 07, 2023 (GLOBE NEWSWIRE) -- On November 7, 2023, Fusion Fuel Green Plc (NASDAQ: HTOO) (the “Company”), an emerging leader in the green hydrogen space, disclosed that on November 6, 2023 the Company received notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not currently in compliance with the $1.00 minimum bid price requirement for continued listing of the Company’s ordinary shares (the “Ordinary Shares”) on the Nasdaq Global Market, as set forth in Nasdaq Listing Rules (the “Minimum Bid Price Requirement”). The Notice indicated that the Company has 180 days, or until May 6, 2024 (the “Compliance Deadline”), to regain compliance with the Minimum Bid Price Requirement by having the closing bid price of the Ordinary Shares meet or exceed $1.00 per Ordinary Share for at least ten consecutive business days.

The Notice has no immediate effect on the listing of the Company’s Ordinary Shares, which continue to trade on The Nasdaq Global Market under the symbol “HTOO”. The Company intends to monitor the closing bid price of its Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the Minimum Bid Price Requirement. If the Company does not regain compliance by the Compliance Deadline, the Company may be afforded an additional 180 calendar day period to regain compliance as provided by the Nasdaq Listing Rules.

About Fusion Fuel Green PLC

The Company is an emerging leader in the green hydrogen space, committed to accelerating the energy transition and decarbonising the global energy system by making zero-emissions green hydrogen commercially viable and accessible. It has created a revolutionary proprietary electrolyser solution that allows it to produce hydrogen at highly competitive costs using renewable energy, resulting in zero-carbon emissions. The Company’s business lines include sales of electrolyser technology to customers interested in building their own green hydrogen capacity, development of hydrogen plants to be owned and operated by the Company and active management of the portfolio of such hydrogen plants as assets, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements.

The Company is organised under the laws of Ireland and maintains its registered office in Ireland at The Victorians, 15-18 Earlsfort Terrace, Saint Kevin's, Dublin 2, D02YX28, Ireland.

Forward Looking Statements

This press release contains express or implied forward-looking statements that are based on the Company’s management’s belief and assumptions and on information currently available to the Company’s management. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or the Company’s future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent the Company’s views as of the date of this press release. the Company anticipates that subsequent events and developments will cause its views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, it has no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this press release.

For further information, you may contact the Company’s Investor Relations Group by telephone in Ireland at +353 1 920 1000; by e-mail at IR@fusion-fuel.eu; or by mail at Fusion Fuel Green plc, Investor Relations, The Victorians, 15-18 Earlsfort Terrace, Saint Kevin's, Dublin 2, D02YX28, Ireland.